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                 September 29, 2021

       D. Muthukumaran
       Chief Financial Officer
       ReNew Energy Global plc
       C/O Vistra (UK) Ltd
       3rd Floor
       11-12 St. James's Square
       London SW1Y 4LB

                                                        Re: ReNew Energy Global
plc
                                                            Registration
Statement on Form F-1
                                                            Filed September 22,
2021
                                                            File No. 333-259706

       Dear D. Muthukumaran:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Arthur Tornabene-Zalas at 202-551-3162 or Loan Lauren Nguyen, Legal
       Branch Chief, at 202-551-3642 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Rajiv Gupta